

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2009

<u>Via U.S. mail</u>

Mr. Chris E. Celano
Vice President and General Counsel
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, TX 77056

      Re: Vantage Drilling Company
               Registration Statement on Form S-3
               File No. 333-160477
               Filed July 8, 2009

Dear Mr. Celano:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Revise the registration statement to provide updated and current disclosure regarding the status of your financing arrangements and the construction or

purchase of drilling rigs and drillships. For example, you discuss your efforts to restructure your credit facility on pages 40 and 66 of your amended Form 10-K for the fiscal year ended December 31, 2008, and on page 8 of your Form 10-Q for the fiscal quarter ended March 31, 2009. We note also the three risk factors on page 8 of the Form S-3. If the June 30, 2009, deadline has been extended, please provide the details.

Exhibit 5.1

2. Please obtain and file as exhibits new or revised opinions that address the following comments. We may have additional comments upon review of the new exhibit(s).

3. A number of the assumptions and qualifications appear inappropriate and must be removed or the bases for each more fully explained. For example, we refer you to Assumptions 2.1; 2.2; 2.7; 2.8; 2.9; 2.10; 2.11; and 2.12. We also refer you to Qualifications 4.1 and 4.2.

    In some cases, counsel may need to obtain officers' certificates or other legality opinions to address those points and to satisfy itself that it can render a clean and complete legality opinion. If appropriate, you may also file as an exhibit an opinion of Texas counsel regarding legality under Texas law.

4. It is inappropriate for counsel to assume conclusions of law on which its ultimate legality opinion will be based. For example, counsel cannot assume as it does in paragraph 2.7 that "there will be sufficient Ordinary Shares authorised for issue under the Company's memorandum and articles of association."

Closing Comments

    Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Bryan Brown
       (713) 226-6291